Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

[redacted]

08002436

SEC Mail Processing Section
MAY 09 2008
Washington, DC
101

24 April 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

PROCESSED
MAY 13 2008
THOMSON REUTERS

<u>**Michael Scott**</u>
General Manager Secretariat and Shareholder Relations

Enc.

LINK

Link Market Services Limited
ABN 54 083 214 537
AFS Licence No. 230895

Level 9
333 Collins Street
Melbourne VIC 3000
Australia

SEC
Mail Processing
Section

MAY 09 2008

Washington, DC
101

22 April 2008

Ms Pam Ross
Manager
Australian Securities Exchange
Company Announcements Office
20 Bridge Street
Sydney NSW 2000

Dear Pam

Change of Melbourne Address for Shareholder Purposes

I have been in contact with James Gerraty regarding Link Market Services Limited changing its address in Melbourne for the purposes of shareholder enquiries.

Can you please note for all ASX Listed entities stated on the attached list, that the registry address effective from 1 May, 2008, will be:

Level 1
333 Collins Street
Melbourne Vic 3000

Should you have any queries, do not hesitate to contact me on 03 9615 9960.

Yours sincerely

Stephen Buckley
Head of Melbourne Client Relationship Group

Link Melbourne Clients - Change of Address

ASX CODE	COMPANY
ACD	Australian Central Credit Union Limited
ACR	Acrux Limited
AED	AED Oil Limited
AEU	Australian Education Trust
AEZ	APN European Retail Trust
APD	APN Property Group
ARO	Astro Diamond Mines NL
BAS	Bass Strait Oil Company Limited
BEC	Becton Property Group Limited
BSL	BlueScope Steel Limited
BSR	Bassari Resources Limited
BTA	Biota Holdings Limited
BXL	Bell IXL Investments Limited
CBB	Cordlife Limited
CCU	Cobar Consolidated Resources Limited
CER	Centro Retail Trust
CEU	ConnectEast Group
CGS	CogState Limited
CHR	Chalmers Limited
CKL	Colorpak Limited
CMP	Compumedics Limited
CNP	Centro Properties Group
CYT	Cytopia Limited
DKN	DKN Financial Group Limited
DKS	Danks Holdings Limited
DTM	Dart Mining NL
EAL	E & A Limited
EMB	Embelton Limited
ENVX	Envestra Bonds
FLK	Folkestone Limited
FRR	Frigrite Limited
GLB	Globe International Limited
GLE	GLG Corp Ltd
GLH	Global Health Limited
GMI	Global Mining Investments Limited
HAW	Hawthorn Resources Limited
HSN	Hansen Technologies Limited
HSP	Healthscope Limited
HXL	Hexima Limited
IFL	IOOF Holdings Limited
IPL	Incitec Pivot Limited
IRE	IRESS Market Technology Limited
JGL	Jackgreen Limited
JST	Just Group Limited
KGL	Kentor Gold Limited
LPM	Loop Mobile Limited
MEO	MEO Australia Limited
MLB	Melbourne IT Limited
MMT	Mount Rommel Mining Limited
MNY	Money3 Corporation Limited
MOG	Moby Oil & Gas Ltd
MPI	Mark Sensing Limited
MPO	Molopo Australia Limited

ASX CODE	COMPANY
MSB	Mesoblast Limited
MTU	M2 Telecommunications Group Limited
MYF	Myer Group Finance Limited
NAE	New Age Exploration Limited
NCM	Newcrest Mining Limited
NEU	Neuren Pharmaceuticals Limited
NGY	NuEnergy Capital Ltd
NLS	Narhex Life Sciences Limited
OCT	Octanex NL
OFG	Over Fifty Group Limited
ORI	Orica Limited
OXR	Oxiana Limited
PBB	Pacifica Group Limited
PHA	Public Holdings Australia Limited
PHY	Pacific Hydro Limited
PME	Pro Medicus Limited
PPS	Praemium Limited
PSH	Penrice Soda Holdings Limited
PST	PearlStreet Limited
PTN	The Prime Retirement and Aged Care Property Trust
QUR	Quantum Resources Limited
RAB	ANZ Rabinov Property Trust
RAU	Republic Gold Limited
RBX	Resource Base Liimited
RLC	Reedy Lagoon Corporation Limited
RRL	Regis Resources Limited
SDI	SDI Limited
SIP	Sigma Pharmaceuticals Limited
SIU	Sirius Corporation Limited
SRZ	Stellar Reources Limited
STG	Staging Connections Group Limited
SYB	Symbion Health Limited
TAH	Tabcorp Holdings Limited
TLS	Telstra Corporation Limited
TMM	Tasmania Mines Limited
TRS	The Reject Shop Limited
UXC	UXC Limited
VGH	Vision Group Holdings Limited
VGP	Verticon Group Limited
WCB	Warrnambool Cheese & Butter Factory Co Holdings Limited
WLL	Wellcom Group Limited

END